EXHIBIT 99.1

Stevanato Group Delivers 8% Revenue Growth for the Second Quarter of Fiscal 2026

- The Company Divests its California-Based Subsidiary, Balda C. Brewer, Inc -

(PIOMBINO DESE, Italy) – August 4, 2026 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the second quarter of 2026.

Second Quarter of 2026 Highlights (comparisons to prior-year period)

•
Revenue increased 8% to €302.0 million, with high-value solutions representing 45% of total revenue.
•
Gross profit margin increased 60 basis points to 28.7%.
•
Adjusted EBITDA margin increased 280 basis points to 26.0%.
•
The Company completed the divestiture of its California-based subsidiary, Balda C. Brewer, Inc., and recorded expenses of €12.2 million related to the sale and transaction costs.
•
Diluted earnings per share were €0.08 and include the expenses related to the sale of the subsidiary. Adjusted diluted earnings per share were €0.14.
•
The Company is updating its fiscal 2026 guidance to reflect the sale of Balda C. Brewer, Inc., better than anticipated currency translation, and higher organic growth. The Company now expects revenue in the range of €1.260 billion to €1.280 billion and adjusted EBITDA in the range of €335.0 million to €345.2 million. The Company is also narrowing its adjusted diluted EPS guidance and now expects this to be in the range of €0.60 to €0.62.

Second Quarter 2026 Results

For the second quarter of 2026, total revenue increased 8% year-over-year to €302.0 million, driven by a 9% revenue increase from the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset a 2% revenue decline from the Engineering Segment. Revenue from high-value solutions increased 16%, year-over-year, to €135.9 million, and represented 45% of total revenue for the second quarter of 2026.

In the second quarter of 2026, gross profit margin increased 60 basis points to 28.7% driven by the ongoing, combined improvements in Fishers and Latina, which led to an increase in high-value solutions, and improved gross profit in the Engineering Segment. This was partially offset by the expected increase in depreciation, an increase in utility costs, and to a lesser extent currency headwinds.

On June 30, 2026, the Company completed the sale of its California-based subsidiary, Balda C. Brewer, Inc., which specializes in contract manufacturing services for consumables and point of care diagnostic applications. As a result, the Company recorded one-time expenses of €12.2 million in connection with the sale and related transaction costs in the second quarter of 2026. Balda C. Brewer, Inc. was expected to generate revenue in the range of €30 million in fiscal year 2026 and the transaction is expected to be accretive to full year margins.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

The sale of Balda C. Brewer unfavorably impacted the Group's operating profit margin and net profit margin in the second quarter. As a result, operating profit margin decreased by 190 basis points to 12.9%, but on an adjusted basis, operating profit margin increased 250 basis points to 18.0%. Net profit was €23.0 million, with diluted earnings per share of €0.08. For the second quarter of 2026, adjusted net profit increased 20% to €37.6 million and adjusted diluted earnings per share increased to €0.14, compared with €0.11 for the same period last year.

For the second quarter of 2026, adjusted EBITDA increased 21% to €78.7 million, and adjusted EBITDA margin improved 280 basis points to 26.0%, compared with the same period last year.

Franco Stevanato, Chairman and Chief Executive Officer, commented, "Results were in line with our expectations with 8% topline growth driven by 10% growth at constant currency rates in our BDS Segment. We recently achieved a significant commercial milestone for our Drug Delivery Systems (DDS) business and our proprietary DDS products. A customer recently received regulatory approval in several European countries for a liraglutide-based therapy that incorporates Stevanato Group’s Alina® pen injector platform. This important customer project also embeds our world-class cartridge technology into the Alina® pen platform, harnessing the power of our integrated capabilities."

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue grew 9% to €266.2 million, and increased 10% at constant currency rates, for the second quarter of 2026, compared with the same period last year.

In the second quarter of 2026, revenue from high-value solutions increased 16% to €135.9 million, and represented 51% of BDS Segment revenue, driven predominantly by high-performance syringes and, to a lesser extent, EZ-fill® vials. Revenue from other containment and delivery solutions rose 3% to €130.3 million, compared with the same period last year, driven by growth in bulk syringes and cartridges, and variable compensation tied to a customer contract.

For the second quarter of 2026, gross profit increased €6.6 million driven by the combined improvements in Fishers and Latina as we continue to ramp up operations which led to growth in high-value solutions. These positive trends were offset by the expected higher depreciation, an increase in utility costs, and, to a lesser extent, currency headwinds. As a result, gross profit margin decreased 10 basis points to 31.1%.

Engineering Segment
Revenue from the Engineering Segment decreased 2% to €35.8 million for the second quarter of 2026, compared with the same period last year, driven by lower revenue from glass converting and pharma visual inspection, which offset growth in assembly and after sales services.

For the second quarter of 2026, gross profit margin for the Engineering Segment increased 540 basis points to 12.0%, compared with the same period last year, as the Company realizes the benefits from the actions taken under its business optimization plan. Margin performance also benefited from improved operating results in the Company's Danish operations from newly secured projects in 2026, which is helping to refresh the project portfolio and led to a more favorable mix. While actions under the optimization plan are starting to gain traction, the Company remains cautious due to elongated sales cycles and project phasing.

Balance Sheet and Cash Flow
As of June 30, 2026, the Company had cash and cash equivalents of €78.6 million, and net debt of €360.3 million.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

For the second quarter of 2026, capital expenditures totaled €52.0 million, primarily related to the new plants in Italy and Indiana, as well as for the Alina® pen injector program in Germany and contract manufacturing activities. For the three-months ended June 30, 2026, net cash flow from operating activities was €31.9 million and cash used for the purchase of property, plant, and equipment, and intangible assets totaled €65.7 million. Consequently, the Company reported negative free cash flow of €32.0 million for the second quarter of 2026.

The Company believes that it has adequate liquidity to fund its strategic priorities over at least the next twelve months through a combination of cash on hand, cash generated from operations, available credit lines, and the ability to access additional financing.

Full Year 2026 Guidance

The Company is updating its full-year 2026 guidance to reflect the sale of Balda C. Brewer, Inc., better currency translation, and higher growth in the core business. The Company now expects revenue to range between €1.260 billion to €1.280 billion, compared with the prior guidance range of €1.260 billion to €1.290 billion.

The Company is updating its guidance for adjusted EBITDA in the range of €335.0 million to €345.2 million, and narrowing its guidance for adjusted diluted EPS which is now expected to range between €0.60 to €0.62.

Franco Stevanato, concluded, "We are squarely focused on growing our premium, high value solutions in both drug containment and drug delivery systems to best position the Company to capture the rising opportunities in injectable therapies, particularly biologics. With the rapid rise in patient adoption of drug delivery devices, customers are increasingly seeking integrated partners that can combine device innovation, manufacturing expertise, and supply chain reliability. We believe we are uniquely positioned to bring together drug containment and delivery device capabilities in a differentiated, commercially relevant solution. Our goal is to continue to move up further up the value chain and deliver sustainable, profitable growth, expanded margins, and long-term shareholder value."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Tuesday, August 4, 2026, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q2 2026 earnings webcast.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q2 2026 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q2 2026 Link for Questions

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects," "scale," "driving," "increase," "begins," "are starting," "remains," "continues," "believes," "expect," "position," "accelerating," "drive," and other similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability, and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies, and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future, and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, the Iran regional conflict (including U.S. participation), supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F, and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Caterina Tripepi Lisa Miles

caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.com

Giacomo Guiducci

giacomo.guiducci@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the six months
	ended June 30,				ended June 30,

	2026	%	2025	%	2026	%	2025	%

Revenue	302.0	100.0%	280.0	100.0%	575.6	100.0%	536.6	100.0%
Costs of sales	215.2	71.3%	201.4	71.9%	413.6	71.9%	388.2	72.3%
Gross Profit	86.8	28.7%	78.6	28.1%	162.0	28.1%	148.5	27.7%
Other operating Income	2.4	0.8%	0.9	0.3%	3.9	0.7%	2.1	0.4%
Selling and Marketing Expenses	8.1	2.7%	7.3	2.6%	14.9	2.6%	13.3	2.5%
Research and Development Expenses	6.2	2.1%	6.0	2.2%	12.1	2.1%	12.0	2.2%
General and Administrative Expenses	23.6	7.8%	24.8	8.8%	48.9	8.5%	49.3	9.2%
Loss on sale of subsidiary and related transaction costs	12.2	4.0%	—	0.0%	12.2	2.1%	—	0.0%
Operating Profit	39.1	12.9%	41.4	14.8%	77.8	13.5%	76.0	14.2%
Finance Income	1.1	0.3%	9.2	3.3%	4.4	0.8%	15.2	2.8%
Finance Expense	2.0	0.7%	11.5	4.1%	4.8	0.8%	17.0	3.2%
Profit Before Tax	38.1	12.6%	39.1	14.0%	77.4	13.4%	74.2	13.8%
Income Taxes	15.2	5.0%	9.4	3.4%	26.4	4.6%	18.0	3.4%
Net Profit	23.0	7.6%	29.7	10.6%	51.0	8.9%	56.2	10.5%
Earnings per share
Basic earnings per ordinary share	0.08		0.11		0.19		0.21
Diluted earnings per ordinary share	0.08		0.11		0.19		0.21

Average shares outstanding	273.0		272.9		273.0		272.9
Average shares assuming dilution	273.0		272.9		273.0		272.9

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended June 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	266.2	35.8	—	302.0
Inter-Segment	0.3	23.2	(23.5)	—
Revenue	266.5	59.0	(23.5)	302.0

Gross Profit	82.8	7.1	(3.1)	86.8
Gross Profit Margin	31.1%	12.0%		28.7%

Operating Profit	42.2	1.7	(4.9)	39.1
Operating Profit Margin	15.8%	2.9%		12.9%

	For the three months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	243.5	36.5	—	280.0
Inter-Segment	0.9	27.7	(28.6)	—
Revenue	244.4	64.2	(28.6)	280.0

Gross Profit	76.2	4.2	(1.8)	78.6
Gross Profit Margin	31.2%	6.6%		28.1%

Operating Profit	46.8	(0.5)	(4.9)	41.4
Operating Profit Margin	19.1%	(0.8)%		14.8%

	For the six months ended June 30, 2026
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	515.2	60.4	—	575.6
Inter-Segment	0.5	54.2	(54.7)	—
Revenue	515.7	114.6	(54.7)	575.6

Gross Profit	153.4	15.6	(7.0)	162.0
Gross Profit Margin	29.7%	13.6%		28.1%

Operating Profit	86.3	5.4	(13.9)	77.8
Operating Profit Margin	16.7%	4.7%		13.5%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the six months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	464.4	72.3	—	536.6
Inter-Segment	1.3	70.1	(71.4)	—
Revenue	465.6	142.4	(71.4)	536.6

Gross Profit	145.5	12.6	(9.5)	148.5
Gross Profit Margin	31.2%	8.8%		27.7%

Operating Profit	88.3	3.1	(15.4)	76.0
Operating Profit Margin	19.0%	2.2%		14.2%

Cash Flow

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Cash flow from operating activities	31.9	44.9	107.4	144.7
Cash flow used in investing activities	(63.9)	(59.7)	(134.3)	(130.4)
Cash flow (used in)/ generated from financing activities	(1.9)	21.2	(26.8)	(14.5)
Net change in cash and cash equivalents	(33.9)	6.5	(53.7)	(0.2)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended June 30, 2026	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	266.2	35.8	302.0
Effect of changes in currency translation rates	0.8	0.1	0.9
Constant Currency Revenue (Non-IFRS GAAP)	267.0	35.9	302.9

Six months ended June 30, 2026	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	515.2	60.4	575.6
Effect of changes in currency translation rates	8.9	0.1	9.0
Constant Currency Revenue (Non-IFRS GAAP)	524.1	60.5	584.6

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025	%	2026	2025	%
Net Profit	23.0	29.7	(22.7)%	51.0	56.2	(9.3)%
Income Taxes	15.2	9.4	61.2%	26.4	18.0	46.5%
Finance Income	(1.1)	(9.2)	(88.6)%	(4.4)	(15.2)	(70.9)%
Finance Expenses	2.0	11.5	(82.7)%	4.8	17.0	(71.4)%
Operating Profit	39.1	41.4	(5.6)%	77.8	76.0	2.4%
Depreciation and Amortization	24.2	21.6	12.1%	48.8	42.2	15.8%
EBITDA	63.2	62.9	0.5%	126.6	118.2	7.1%

Calculation of Net Profit Margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Revenue	302.0	280.0	575.6	536.6
Net Profit Margin (Net Profit/ Revenue)	7.6%	10.6%	8.9%	10.5%
Operating Profit Margin (Operating Profit/ Revenue)	12.9%	14.8%	13.5%	14.2%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	26.0%	23.2%	25.0%	22.8%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	18.0%	15.5%	16.6%	14.9%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended June 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	63.2	39.1	15.2	23.0	0.08
Adjusting items:
Start-up costs new plants (1)	2.4	2.4	0.6	1.8	0.01
Restructuring and related charges (2)	0.8	0.8	0.2	0.6	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	78.7	54.5	16.0	37.6	0.14
Adjusted Margin	26.0%	18.0%

Three months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	62.9	41.4	9.4	29.7	0.11
Adjusting items:
Start-up costs new plants (1)	1.3	1.3	0.3	0.9	0.00
Restructuring and related charges (2)	0.9	0.9	0.2	0.6	0.00
Adjusted	65.1	43.5	10.0	31.3	0.11
Adjusted Margin	23.2%	15.5%

Six months ended June 30, 2026	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	126.6	77.8	26.4	51.0	0.19
Adjusting items:
Start-up costs new plants (1)	4.2	4.2	1.1	3.1	0.01
Restructuring and related charges (2)	1.1	1.1	0.3	0.8	0.00
Loss on sale of subsidiary and related transaction costs (3)	12.2	12.2	—	12.2	0.04
Adjusted	144.1	95.3	27.7	67.1	0.25
Adjusted Margin	25.0%	16.6%

Six months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR)
Reported	118.2	76.0	18.0	56.2	0.21
Adjusting items:
Start-up costs new plants (1)	2.1	2.1	0.6	1.5	0.01
Restructuring and related charges (2)	2.1	2.1	0.5	1.6	0.01
Adjusted	122.4	80.2	19.1	59.3	0.22
Adjusted Margin	22.8%	14.9%

(1) During the three and the six months ended June 30, 2026, the Group recorded EUR 2.4 million and EUR 4.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the six months ended June 30, 2025, and the Group recorded EUR 1.3 million and EUR 2.1 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

(2) During the three and the six months ended June 30, 2026, the Group recorded EUR 0.8 million and EUR 1.1 million, respectively, of restructuring and related charges among cost of sales, and selling and marketing and general and administrative expenses. These charges mainly relate to (i) employee costs arising from the reorganization of certain business functions across the Group and (ii) employee costs associated with a business reorganization and optimization plan in Denmark. During the three and the six months ended June 30, 2025, the Group recorded EUR 0.9 million and EUR 2.1 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions.

(3) During the three and the six months ended June 30, 2026, the Group recorded EUR 12.2 million loss on sale of the subsidiary Balda C. Brewer Inc. and related transaction costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of June 30, 2026	As of December 31, 2025

- Goodwill and intangible assets	88.6	86.8
- Right of use assets	11.1	12.4
- Property, plant and equipment	1,475.9	1,391.5
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	1.1	5.5
- Deferred tax assets	107.6	103.9
Non-current assets excluding FV of derivative financial instruments and receivable for the sale of subsidiary	1,684.3	1,600.3

- Inventories	309.0	268.2
- Contract assets	171.4	180.5
- Trade receivables	300.3	302.7
- Trade payables	(255.9)	(263.3)
- Advances from customers	(32.1)	(33.4)
- Non-current advances from customers	(94.8)	(98.8)
- Contract liabilities	(12.4)	(10.4)
Trade working capital	385.4	345.4

- Tax receivables and other receivables	59.1	50.6
- Current financial receivables - rent to buy agreement	8.6	8.6
- Tax payables and other current liabilities	(147.9)	(100.8)
- Current provisions	(2.8)	(4.4)
Net working capital	302.5	299.3

- Deferred tax liabilities	(13.9)	(13.3)
- Employees benefits	(6.8)	(6.8)
- Non-current provisions	(1.1)	(3.2)
- Other non-current liabilities	(54.9)	(52.1)
Total non-current liabilities and provisions	(76.8)	(75.4)

Capital employed	1,910.1	1,824.2

Net (debt) /cash	(360.3)	(337.7)

Total Equity	(1,549.8)	(1,486.5)

Total equity and net (debt)/ cash	(1,910.1)	(1,824.2)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Net cash flow from operating activities	31.9	44.9	107.4	144.7
Interest paid	1.8	2.1	2.6	3.5
Interest received	(0.2)	(0.1)	(0.7)	(1.0)
Purchase of property, plant and equipment	(57.6)	(57.6)	(123.9)	(128.0)
Proceeds from sale of property, plant and equipment	0.2	0.4	0.5	1.4
Refund of capitalized costs of property, plant and equipment	—	—	0.1	—
Purchase of intangible assets	(8.1)	(2.7)	(12.5)	(4.1)
Free Cash Flow	(32.0)	(13.0)	(26.6)	16.6

Net (Debt) / Net Cash

(Amounts in € millions)

	As of June 30,	As of December 31,
	2026	2025
Non-current financial liabilities	(319.1)	(347.4)
Current financial liabilities	(127.2)	(123.5)
Other non-current financial assets - Fair value of derivatives financial instruments	0.5	0.3
Other non-current financial assets - Receivable related to the sale of a subsidiary	1.2	—
Other current financial assets other than financial receivables for rent to buy agreement	1.8	2.2
Other current financial assets - Receivable related to the sale of a subsidiary	3.9	—
Cash and cash equivalents	78.6	130.6
Net (Debt)/ Cash	(360.3)	(337.7)

CAPEX

(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2026	2025		€2026	2025	€
Addition to Property, plant and equipment	43.9	66.4	(22.5)	110.3	134.7	(24.4)
Addition to Intangible Assets	8.1	2.7	5.4	9.3	4.1	5.2
CAPEX	52.0	69.1	(17.1)	119.6	138.8	(19.2)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of 2026 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR)
Reported	1,260.0 - 1,280.0	311.5 - 321.7	209.6 - 219.8	143.3 - 150.3	0.53 - 0.55
Adjusting items:
Start-up costs new plants	—	8.4	8.4	6.1	0.02
Restructuring and related charges	—	2.5	2.5	1.8	0.01
One-time gains and charges	—	0.4	0.4	0.3	0.00
Loss on sale of subsidiary and related transaction costs	—	12.2	12.2	12.2	0.04
Adjusted	1,260.0 - 1,280.0	335.0 - 345.2	233.1 - 243.3	163.6 - 170.8	0.60 - 0.62

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290